82-1571

04036992

Hilton Group plc

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ("THE COMPANY") ANNOUNCES THE FOLLOWING CHANGES TO THE INTERESTS OF EXECUTIVE DIRECTORS UNDER THE COMPANY'S INTERNATIONAL SHARE OPTION SCHEME ("THE INTERNATIONAL SCHEME"):

	OPTIONS GRANTED UNDER THE INTERNATIONAL SCHEME NO OF SHARES	CURRENT INTERESTS UNDER THE COMPANY'S EXECUTIVE SHARE OPTION SCHEMES NO OF SHARES
C BELL	103,225	1,625,476
D M C MICHELS	182,592	2,651,688
B G WALLACE	135,598	2,871,078

SUPPL

THE OPTIONS WERE GRANTED ON 3 SEPTEMBER 2004 AT 260.19P PER SHARE UNDER THE INTERNATIONAL SCHEME (NORMALLY EXERCISABLE BETWEEN 3 AND 10 YEARS FROM GRANT). THE TOTAL CURRENT INTERESTS SHOWN ARE IN RESPECT OF THE INTERNATIONAL SCHEME (WHICH INCLUDES TODAY'S GRANT) AND THE COMPANY'S 1978 SHARE OPTION SCHEME.

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